UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated May 8, 2014, announcing the Company's first quarter results for 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: May 9, 2014	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $10.7 million and earnings per share of $0.35 for the first quarter of 2014.

•	Knightsbridge reports EBITDA of $14.1 million and EBITDA per share of $0.46 for the first quarter of 2014.

•	Knightsbridge receives $9.7 million as partial settlement for a claim for damages and unpaid charter hire.

•	Knightsbridge announces a cash distribution of $0.20 per share for the first quarter of 2014.

•
Knightsbridge expects to become the leading US listed Capesize company with a fleet of 39 modern vessels following the acquisition of five fuel efficient 180,000 DWT Capesize bulk carrier newbuildings from Frontline 2012 and one Cape size bulk carrier built in 2013 from Hemen in April 2014 and the subsequent combination of Frontline 2012's remaining fleet of 25 fuel efficient Capesize newbuildings with Knightsbridge's fleet.

•
Knightsbridge issues 18.6 million new shares in April 2014 and has agreed to issue a further 62 million shares to Frontline 2012 in two stages; September 2014 and March 2015. Knightsbridge will then have 111.1 million shares outstanding and will have a market capitalization of $1.3 billion based on the current share price.

FIRST QUARTER 2014 RESULTS

The Company reports net income of $10.7 million and earnings per share of $0.35 for the first quarter compared with net income of $3.5 million and earnings per share of $0.12 for the preceding quarter. Net income in the first quarter includes $9.7 million, which was received as partial settlement for a claim for damages and unpaid charter hire. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the first quarter was $25,200 compared with $28,600 in the preceding quarter. In May 2014, the Company estimates an average cash cost breakeven rate for the remainder of 2014 on a TCE basis for its Capesize vessels of $13,000 per vessel per day.

Cash and cash equivalents increased by $9.2 million in the first quarter. The Company generated cash from operating activities of $14.7 million, paid $0.2 million in respect of its newbuildings and paid $5.3 million to shareholders.

THE FLEET

The Company's sailing fleet consists of five Capesize bulk carriers. The Battersea and KSL China are employed in the spot market. Golden Zhejiang and Golden Future are employed on index related time charter contracts. The Belgravia is on a time charter contract with estimated expiry in the third quarter this year.

The Company's newbuilding program will consist of 34 Capesize bulk carriers with estimated delivery in 2014-2016, of which 25 will be purchased from Frontline 2012 (see below).

CORPORATE

On March 10, 2014 Knightsbridge announced it had agreed to acquire five fuel efficient 180,000 DWT Capesize bulk carrier newbuildings from Frontline 2012 and one Capesize bulk carrier built in 2013 from Hemen for a total consideration of $360 million whereof $186 million in shares of Knightsbridge at $10 per share, $150 million in absorption of remaining newbuilding instalments and $24 million in cash. On April 23, 2014 Knightsbridge issued 15.5 million shares to Frontline 2012 and 3.1 million shares to Hemen. Knightsbridge also took delivery of the Capesize bulk carrier from Hemen. The five newbuilding vessels are expected to be delivered between May and September 2014.

On April 24, 2014 Knightsbridge announced it had agreed to combine Frontline 2012's remaining fleet of 25 fuel efficient vessels with Knightsbridge. Under the agreement in principle, the exchange ratio for the acquisition and share issuance will be based on NAV using March 31, 2014 broker values. The Knightsbridge/Frontline 2012 exchange ratio will be 44%/56%. Accordingly, Knightsbridge has agreed to issue 62.0 million shares to Frontline 2012 and absorb $894 million in net remaining estimated Capex. The closing will be executed in two stages, with 31.0 million shares expected to be issued around September 15, 2014 and 31.0 million shares around March 15, 2015. The transaction is subject to definitive documentation, normal closing conditions and regulatory approvals. The transaction is also subject to consent from Knightsbridge's shareholders to increase the Company's authorized share capital to enable the issuance of the new shares to Frontline 2012.

30,521,550 ordinary shares were outstanding as of March 31, 2014, and the weighted average number of shares outstanding for the quarter was 30,496,806. The Company currently has 49.1 million shares outstanding and following the expected issuance of shares in September 2014 and March 2015, the Company will have 111.1 million shares outstanding and a market capitalization of $1.3 billion based on current share price.

The Board has decided to declare a cash distribution of $0.20 per share. The record date is May 22, 2014, the ex dividend date is May 20, 2014 and the cash distribution will be paid on or around June 5, 2014.

The Company has secured financing of $30 million per vessel for the 11 first newbuildings bought from Frontline 2012 based on a 20 year loan profile. The second hand vessel bought from Hemen will be financed by an existing facility and will enjoy an installment holiday until May 2015.

THE DRY BULK MARKET

The second biggest economy in the world continued to make the headlines during first quarter of 2014. China has become the favorite of concerns among many observers analyzing the country. The importance for the dry bulk industry is well known and China contributed 83 per cent of global dry bulk growth or 200 million tons in pure volume during 2013. Chinese GDP grew by 7.4 per cent during the first quarter which was in line with expectations. In addition to the positive development in the U.S., several of the European economies showed signs of recovery and on the back of that EU increased its steel production by 6.7 percent compared to same quarter in 2013. The global steel industry and energy coal for utilities are accounting for about 70 percent of seaborne dry bulk transportations and both coal and iron ore volumes increased during first quarter.

China imported 240 million mt of iron ore during the first quarter which is 20 per cent more than the same quarter last year. Coal imports to China came in at 71 million mt or 9.5 per cent more than the first quarter of 2013. Japan imported 49.5 million mt of coal, which again represented an increase of about 9 per cent. Preliminary data is indicating an overall volume growth in seaborne dry bulk trade of 6 percent for the first three months of 2014 against a net fleet growth of about 5 per cent.

About 16 million dwt were delivered and 3.5 million dwt were scrapped during first quarter. Delivery ratio, versus what should have been delivered according to the official order book, is slightly higher this year compared to the previous five years. The main reason is that the current order book has a higher percentage of good quality yards. About 25 million dwt were ordered during the first quarter, almost twice as much as the same quarter last year, but still 10 million dwt less than the fourth quarter of 2013. The order book represents 19 per cent of the total dry bulk fleet.

Capesize vessels earned on average $16,300 per day during the first quarter, and experienced strong volatility ranging from $7,900 per day to $35,000 per day. The market performed better than most forecasters predicted, given that iron ore stockpiles in the major Chinese ports were high by the end of last year. However de-stocking did not take place and stocks remained unchanged during the quarter. We have witnessed some draw down of inventories in recent weeks and the Capesize spot market has reacted accordingly.

Through most of the first quarter expectations for an upturn in earnings were high. This was reflected in the Forward Freight Curve which was in contango, in particular for the second half of 2014. Due to the fact that spot earnings surprised on the upside in combination with a positive sentiment, asset values continued to trend higher in the three first months of the year. The value of a five year old Capesize was up 10 per cent for the quarter and according to broker estimates was worth $48 million.

In April 2014, both spot and forward markets have been under pressure, but most analysts remain confident that the fundamentals should cater for a market upswing within the next few months.

OUTLOOK

The Frontline 2012 transaction is a transformative step for Knightsbridge and is expected to make the Company the leading US listed Capesize owner. The Board is excited about its portfolio of 34 fuel efficient newbuildings and looks forward to taking delivery of the first two vessels later this month. Based on sea trials of the first newbuilding vessel  from SWS, with the optimized hull form and "G type" main engine, the fuel consumption seems to be significantly lower compared to similar sized vessels in service. This should translate into higher time charter equivalent earnings.

With a unique fleet of 39 Capesize vessels and a targeted cash breakeven rate below $15,000 per day, Knightsbridge is in a strong position to benefit from an expected recovery in the dry bulk market.

The Board will seek to grow the Company's dividend per share as the dry bulk market recovers and newbuildings commence operation.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
May 7, 2014

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec

Operating revenues	20,105	6,469	37,546

Operating expenses
Voyage expenses	1,599	133	6,809
Ship operating expenses	3,042	1,973	7,897
Administrative expenses	1,384	1,070	4,937
Depreciation	2,647	2,744	11,079
Total operating expenses	8,672	5,920	30,722
Net operating income	11,433	549	6,824
Other income (expenses)
Interest income	5	20	41
Interest expense	(564)	(845)	(2,827)
Other financial items	(114)	(150)	(508)
Total other expenses	(673)	(975)	(3,294)
Net income (loss) from continuing operations	10,760	(426)	3,530
Net loss from discontinued operations	(42)	(6,512)	(7,433)
Net income (loss)	10,718	(6,938)	(3,903)

Basic earnings (loss) per share from continuing operations ($)	0.35	(0.02)	0.14
Basic loss per share from discontinued operations ($)	-	(0.26)	(0.29)
Basic earnings (loss) per share ($)	0.35	(0.28)	(0.15)

Income on timecharter basis ($ per day per vessel)*
Capesize	$25,200	$17,900	$21,100
* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q1 is calculated as $14,083,000 based on net income from continuing operations ($10,760,000), depreciation ($2,647,000), net interest expense ($559,000) and amortization of deferred charges ($117,000).

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2014 Mar 31	2013 Mar 31	2013 Dec 31

ASSETS
Short term
Cash and cash equivalents	107,469	63,354	98,250
Other current assets	4,740	4,231	6,491
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	260,101	271,083	262,747
Newbuildings	26,900	15,374	26,706
Vessel held for sale	-	16,766	-
Deferred charges	547	1,097	664
Total assets	414,757	386,905	409,858
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	-	12,646	-
Other current liabilities	6,765	11,860	7,417
Long term
Long-term debt	95,000	95,000	95,000
Other long term liabilities	-	750	-
Equity	312,992	266,649	307,441
Total liabilities and equity	414,757	386,905	409,858

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	10,718	(6,938)	(3,903)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation and amortization	2,764	2,869	11,637
Net loss on sale of vessels	-	-	(254)
Impairment loss on vessels	-	5,342	5,342
Restricted stock unit expense	578	338	919
Provision for doubtful accounts	-	-	226
Change in operating assets and liabilities	686	1,786	(1,654)
Net cash provided by operating activities	14,746	3,397	12,313

INVESTING ACTIVITIES
Additions to newbuildings	(194)	(15,374)	(26,706)
Proceeds from the sale of assets	-	4,387	17,075
Net cash used in investing activities	(194)	(10,987)	(9,631)

FINANCING ACTIVITIES
Repayment of long-term debt	-	(4,032)	(16,678)
Net proceeds from share issuance	-	-	51,167
Distributions to shareholders	(5,333)	(4,283)	(18,180)
Net cash used in financing activities	(5,333)	(8,315)	16,309

Net increase (decrease) in cash and cash equivalents	9,219	(15,905)	18,991
Cash and cash equivalents at start of period	98,250	79,259	79,259
Cash and cash equivalents at end of period	107,469	63,354	98,250

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	30,472,061	24,437,000	24,437,000
Shares issued	49,489	35,061	6,035,061
Balance at end of period	30,521,550	24,472,061	30,472,061

SHARE CAPITAL
Balance at beginning of period	305	244	244
Shares issued	-	1	61
Balance at end of period	305	245	305

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	183,535	131,766	131,766
Shares issued	-	-	51,106
Restricted stock unit expense	166	175	663
Balance at end of period	183,701	131,941	183,535

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	131,520	149,700	149,700
Distributions to shareholders	(2,534)	(4,283)	(18,180)
Balance at end of period	128,986	145,417	131,520

RETAINED DEFICIT
Balance at beginning of period	(7,919)	(4,016)	(4,016)
Distributions to shareholders	(2,799)	-	-
Net income (loss)	10,718	(6,938)	(3,903)
Balance at end of period	-	(10,954)	(7,919)
Total Equity	312,992	266,649	307,441